Exhibit 99(d)(11)

iStar Financial Inc.
1114 Avenue of the Americas
27th Floor
New York, New York 10036

December 23, 2004

Falcon Financial Investment Trust
15 Commerce Road
Stamford, CT 06902

Attn:	Vernon B. Schwartz Chairman and Chief Executive Officer

Dear Mr. Schwartz:

        Each of iStar Financial Inc. (together with its subsidiaries, "iStar" and Falcon Financial Investment Trust (together with its subsidiaries, "Ice") has held preliminary discussions regarding our mutual consideration of a possible business combination transaction involving iStar and Falcon (the "Transaction"). iStar has also entered into a confidentiality agreement with Falcon in connection with the Transaction. iStar would like to continue discussions regarding a Transaction with Falcon, and commence good faith negotiations of the terms of a definitive agreement for a Transaction on the basis of our recent discussions with you, subject to the terms of this letter.

        As you know, iStar is very familiar with Falcon, its assets and its management team because iStar provides Falcon with its primary source of financing under a secured credit line. Given this existing relationship, iStar believes that it could complete its due diligence and negotiate the terms of a definitive Transaction agreement on a prompt basis. iStar is willing to expend the resources necessary to move quickly, provided that iStar is given the opportunity to engage in discussions and negotiations with Falcon on an exclusive basis.

        By executing this letter agreement in the space indicated below, Falcon agrees as follows:

1.
In connection with the Transaction, and in consideration of the significant resources that iStar proposes to devote to the diligence and negotiation process, during the period beginning on the date of acceptance of this letter by you through 11:59 p.m., New York City time, on January 14, 2005 (as the same may be amended by mutual agreement of iStar and Falcon, the "Exclusivity Period"), neither Falcon nor any of its Representatives (as hereinafter defined) will solicit, encourage or facilitate (including by furnishing information), or conduct, engage or continue any negotiations or other discussions regarding, any offer or proposal on the part of any person other than iStar to acquire any significant part of the assets, business operations or capital stock of Falcon, or engage in any other transaction similar to any of the foregoing, whether by way of a merger, acquisition of equity or debt securities, or otherwise (any of the foregoing, a "Competing Transaction"). Falcon further agrees to terminate immediately all discussions and negotiations with third parties in respect of any Competing Transaction. In addition, during the Exclusivity Period, Falcon agrees not to consummate any securitization transaction involving assets of Falcon.

2.
If at any time prior to the earlier of (i) the end of the Exclusivity Period or (ii) the consummation or abandonment of a Transaction between iStar and Falcon, Falcon or any of its Representatives is approached by a third party concerning participation in a Competing Transaction, Falcon will promptly notify iStar of the occurrence and substance of the contact in reasonable detail, without being required to identify the parties making the contact. "Representatives" means Falcon's directors, officers, employees, legal and financial advisers, accountants and other agents and representatives, as the case may be. The term "person" shall be construed broadly and includes natural persons, corporations, ventures, partnerships, trusts and all other entities.

3.
During the Exclusivity Period, none of Falcon or any of its Representatives will disclose or allow disclosure to others of (i) the existence and terms of this letter agreement or the existing confidentiality agreement between Falcon and iStar, and the fact that confidential information has been made available to iStar or any of its representatives under such confidentiality agreement; (ii) the fact that discussions or negotiations have been considered or are or may be taking place with respect to a possible Transaction involving iStar and Falcon, and the proposed terms of any such Transaction; or (iii) the existence or terms of any proposal made by iStar with regard to a Transaction. Notwithstanding anything herein to the contrary, a public announcement or governmental filing disclosing such information may be made by Falcon if, upon the advice of counsel, such disclosure is at such time required by law or applicable stock exchange rules and then only after giving prompt prior written notice to iStar.

4.
Money damages would not be a sufficient remedy for any breach of any agreement contained herein; therefore, in addition to all other remedies which iStar may have, iStar will be entitled to specific performance and injunctive or other equitable relief as a remedy for any breach of this letter agreement by Falcon. No failure or delay by iStar in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

        As you know, iStar is the leading publicly-traded finance company focused on the real estate industry, with a history of increasing earnings and dividends since its inception. We believe that a Transaction with iStar would be very favorably received by Falcon's shareholders. Given iStar's access to significant capital resources, iStar would need no financing contingency in a definitive agreement regarding a Transaction. We have been very pleased with our relationship with Falcon and we are very excited about the prospect of a possible Transaction involving the two companies.

        As discussed above, we are prepared to move forward promptly and dedicate all resources necessary toward the completion of due diligence and the negotiation of a definitive agreement, subject to your agreement to an exclusivity period in which we may do so. We are not prepared to move forward at this time without your exclusivity commitment.

        It is expressly understood that this letter agreement is not intended to, and does not, constitute an agreement to consummate the Transaction or to enter into a definitive agreement with respect to the Transaction, and, except as expressly provided herein, neither party will have any rights or obligations of any kind whatsoever with respect to the Transaction by virtue of this agreement or any other written or oral expression by our respective Representatives unless and until a definitive agreement between us is executed and delivered, other than for the matters specifically agreed to herein.

We look forward to hearing from you at your earliest convenience. Please feel free to contact me if you have any questions.

Sincerely,

iSTAR FINANCIAL INC.

/s/ JAY S. SUGARMAN
Jay S. Sugarman Chairman and Chief Executive Officer
By signing below, Falcon Financial Investment Trust agrees to be bound by the agreement set forth in numbered paragraphs 1-4 of this letter agreement.
Accepted and Agreed this 23rd day of December, 2004:
FALCON FINANCIAL INVESTMENT TRUST
/s/ VERNON B. SCHWARTZ
Vernon B. Schwartz Chairman and Chief Executive Officer